

April 1, 2014

<u>Via E-mail</u>
Ms. Chuang Yung Chi
Chief Financial Officer
China United Insurance Service, Inc.
7F, No. 311 Section 3
Nan-King East Road
Taipei City, Taiwan

**Re: China United Insurance Service, Inc.
          Form 10-K for the Fiscal Year Ended June 30, 2013
          Filed September 30, 2013
          File No. 000-54884**

Dear Ms. Chuang:

We have reviewed your March 20, 2014 response to our February 20, 2014 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>General</u>

1. When you amend your filing please include three years of financial information as required by Items 3-01, 3-02 and 3-03 of Regulation S-X. In this regard, Question 30 of the Jumpstart Our Business Startups Act Frequently Asked Questions indicates that, after the first Form 10-K, registrants, other than smaller reporting companies, must provide three years of audited financial statements.

<u>Notes to Consolidated Financial Statements</u>
<u>Note 1 – Organization and Principal Activities, page 41</u>

2. We acknowledge your response to previous comment 1. We remain unclear as to why the rights of your preferred stock to 10 votes per share and to appoint a director have no value over common stock. Based on the beneficial ownership information in Item 12 on page 59, Mr. Mao has more than doubled his voting power from 18.4% if no preferred

stock were outstanding to 37.2% with the preferred stock outstanding. Please address the following additional comments:

- Please explain to us how the substantial increase in Mr. Mao's voting power is not indicative of increased value given to Mr. Mao. Alternatively, please demonstrate to us how the increase in value to Mr. Mao is not material.
- As Mr. Mao was already a Board member prior to the issuance of preferred stock, please tell us whether he or some other Board member is appointed by Mr. Mao as the sole holder of preferred stock. Tell us how the answer to this question factors into your materiality assessment in the previous bullet point.
- Please tell us the business purpose for exchanging one million shares of common stock for one million shares of preferred stock. If you or Mr. Mao received no additional compensation, value or services, please explain to us why it was necessary to complete the exchange. In your response, please tell us who initially requested the share exchange, the terms of the initial request, and the various counter offers in the negotiation process resulting in the final exchange.

Note 2 – Summary of Significant Accounting Policies
Segment Reporting, page 45

3. We acknowledge your response to previous comment 2. Although you indicate that your operations in the PRC do not meet the threshold in ASC 280-10-50-12 to report its results separately, you do not demonstrate whether you have two separate operating segments and whether it is appropriate to aggregate them. Please address the following additional comments:

- Please tell us whether your ROC and PRC operations are two separate operating segments under ASC 280-10-50-1 and explain why or why not.
- Assuming your ROC and PRC operations are two separate operating segments, please tell us why it is appropriate under GAAP to aggregate an operating segment that does not meet the reporting threshold of ASC 280-10-50-12 with one that does. In your response, please demonstrate to us how the ROC and PRC operating segments have similar economic characteristics as required by ASC 280-10-50-11 and 50-13 given the different political, regulatory and economic environments between the two countries.

Item 9A. Controls and Procedures
Management's annual report on internal control over financial reporting, page 56

4. We acknowledge your response to previous comment 5. Please tell us whether you performed the assessment of internal control over financial reporting as of June 30, 2013 before you filed your Form 10-K for that fiscal year. If not, please tell us how you tested the operation of your internal controls after the fact. In addition, please tell us whether there are any material changes to your practices, policies and procedures regarding the preparation of US GAAP financial statements from your response to comment 65 in your October 28, 2011 letter to us. If so, please describe those changes.

You may contact Mark Brunhofer, Staff Accountant, at (202) 551-3638 or Andrew Mew, Branch Chief, at (202) 551-3377 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant